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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934


                              COMNET Corporation
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                               (Name of Issuer)


                         Common Stock, par value $.50
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                        (Title of Class of Securities)


                                  205255201
                      ---------------------------------
                                (CUSIP Number)


Bert I. Weinstein                                               Medco Containment Services, Inc.
Senior Vice President and Co-General Counsel                    100 Summit Avenue, Montvale, NJ  07645
------------------------------------------------------------------------------------------------------
    (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)



                               December 8, 1995
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Item 4.      Purpose of the Transaction.

             Item 4 is hereby amended to add the following information:

                 Medco today delivered a letter to COMNET permanently relinquishing any right Medco may have to designate nominees to COMNET's Board of Directors. The foregoing does not affect any other right that Medco may have, including any right to vote its shares with respect to any matter presented to shareholders, including the election of directors. At the same time, Mr. Carl I. Kanter, a COMNET Board member and Medco employee, tendered his resignation from the COMNET Board, effective immediately. Mr. Kanter also resigned from the Board of Directors of Group 1 Software, Inc., a COMNET subsidiary. Medco is currently evaluating its investment in COMNET and may, in the future, seek to sell all or a portion of its interest in COMNET.

                 Medco has no current plans or proposals which relate to, or would result in, any changes specified in clauses (a) through (j) of Item 4 of
Schedule 13D.
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                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:    December 8, 1995


                                             MEDCO CONTAINMENT SERVICES, INC.




                                        By:  /s/ Carl I. Kanter
                                             ---------------------------------
                                             Name:  Carl I. Kanter
                                             Title: Senior Vice President